

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2014

<u>Via E-mail</u>
Giorgio Johnson
Chief Executive Officer
Nyxio Technologies Corporation
1330 S.W. 3rd Ave.
Portland, Oregon 97201

> **Re: Nyxio Technologies Corporation**
> **Preliminary Information Statement on Schedule 14C**
> **Filed on June 20, 2014**
> **File No. 000-54737**

Dear Mr. Johnson:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Maryse Mills-Apenteng

                    Maryse Mills-Apenteng
                    Special Counsel

cc: <u>Via E-mail</u>
       Joe Laxague, Esq.
       Cane Clark LLP